Exhibit 1.02

Conflict Minerals Report of Planar Systems, Inc.

In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Planar Systems, Inc. (“Planar”) is providing this Conflict Minerals Report for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1). Please refer to Rule 13p-1, Form SD and the 1934 Act No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined in this report.

Company Overview

Planar Systems, Inc. is a global leader in display and digital signage technology, providing premier solutions for the world’s most demanding environments. Retailers, educational institutions, government agencies, businesses, utilities and energy firms, and home theater enthusiasts all depend on Planar to provide superior performance when image experience is of the highest importance. Planar tiled LCD systems, signage monitors, interactive touch screen monitors and many other solutions are used by the world’s leading organizations in applications ranging from digital signage to simulation and from interactive kiosks to large-scale data visualization. The company has a global reach with sales offices in North America, Europe, and Asia and manufacturing facilities in the United States and France.

Rule Scoping

Planar undertook to determine whether it manufactured or contracted to manufacture products containing tin, tantalum, tungsten and gold (“conflict minerals”) that were necessary to the functionality or production of the product within the meaning of Rule 13p-1 (“Applicable 3TG Products”). Based on its initial review, Planar determined that the following product categories may involve Applicable 3TG Products: Tiled LCD, Signage Monitor, Rear-Projection Cube Displays, Custom Commercial and Industrial Displays, and High-End Home Displays.

Due Diligence Inquiry

In accordance with Rule 13p-1, Planar undertook a reasonable country of origin inquiry and due diligence to determine whether any of the conflict minerals in the Applicable 3TG Products originated from the Democratic Republic of Congo or an adjoining country. In conducting its due diligence, Planar followed the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict -Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

As a Smaller Reporting Company in the commercial electronics assembly business, Planar is at least several levels removed from the smelting or refining of conflict minerals and has no influence over the sourcing of conflict minerals contained in products that it assembles. Planar’s reasonable country of origin inquiry and due diligence process included the following:

1.	Designed Planar’s due diligence standards and policies to conform with the OECD Framework and adopted and have implemented the 5 step OECD guidelines, including

a.	Establishing strong management systems by creating the Planar Conflict Minerals Policy, which is posted on the Company’s website at the link below and reiterated in its Supplier Manual (022-1677-00) and reinforcing with Planar’s supply base at annual business reviews. http://www.planar.com/about/green/minerals.

b.	Identifying and assessing risk in Planar’s supply chain by collecting and analyzing information through use of the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (the “EICC-GeSI Template”).

c.	Designing and implementing a strategy to respond to identified risks, which included Planar’s Conflict Minerals Team reporting its findings of the supply chain risk assessment to senior management of the company and considering measures Planar might use to address those risks.

d.	Carrying out independent third-party audit of Planar’s supplier’s due diligence practices at identified points in the supply chain by, where practical given Planar’s market presence, utilizing industry recognized third party auditing and certification standards such as the Conflict Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program for smelters identified in Planar’s supply chain.

e.	Reporting annually on supply chain due diligence, either through a Conflict Minerals Report filed under Form SD with the Securities and Exchange Commission, or Planar’s website.

2.	Contacted Planar’s over 190 suppliers of components contained in Applicable 3TG Products, provided those suppliers with Planar’s Conflict Minerals Policy and requested those suppliers to provide conflict minerals and supply chain data on the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template).

3.	Reviewed results of reporting on EICC-GeSI Template, attempted to confirm reported results, identified smelters certified by internationally-recognized industry validation schemes, such as the Conflict Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program, and identified risks associated with the sourcing and chain of custody of conflict minerals, including inadequate or uncreditable information. Many suppliers are small international companies with limited English language skills and exposure to U.S. securities rules.

Through its process, Planar identified over 400 conflict minerals smelters or refiners that were not in the CFSI Conflict-Free Smelter Program. The table below outlines the top ten regions and smelter count by region as reported to Planar through its reasonable country of origin inquiry and due diligence process. For those not reporting, Planar does not have the resources or the power to cause those conflict minerals processors to provide the mine or location of the origin of the conflict minerals.

COUNTRY OF INDENTIFIED SMELTERS	COUNT	PERCENTAGE
CHINA	158	32%
INDONESIA	71	14%
JAPAN	68	14%
UNITED STATES	37	7%
KOREA, REPUBLIC OF	21	4%
RUSSIAN FEDERATION	15	3%
GERMANY	14	3%
TAIWAN	13	3%
BRAZIL	11	2%
SWITZERLAND	11	2%

Table 1. Top Ten Countries and the Percentage based on the 493 Smelters reported in the EiCC Templates provided to Planar

The report is attached as Exhibit 1.02 to Form SD and is publicly available on the Company’s internet website and, under a separate heading in its specialized disclosure report entitled “Conflict Minerals Disclosure.” The following is a link to that website: http://www.planar.com/about/green/minerals.